June 2017

Pricing Sheet dated June 30, 2017 relating to

Preliminary Terms No. 1,642 dated June 20, 2017

Registration Statement Nos. 333-200365; 333-200365-12

Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in U.S. and International Equities

Contingent Income Auto-Callable Securities due July 6, 2022

All Payments on the Securities Based on the Worst Performing of the Russell 2000® Index, the MSCI Emerging Markets IndexSM and the EURO STOXX 50® Index

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

PRICING TERMS – JUNE 30, 2017
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying indices:	Russell 2000® Index (the “RTY Index”), MSCI Emerging Markets IndexSM (the “MXEF Index”) and EURO STOXX 50® Index (the “SX5E Index”)
Aggregate principal amount:	$6,322,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security (see “Commissions and issue price” below)
Pricing date:	June 30, 2017
Original issue date:	July 6, 2017 (3 business days after the pricing date)
Maturity date:	July 6, 2022
Contingent quarterly coupon:

A contingent coupon will be paid on the securities on each coupon payment date but only if the index closing value of each underlying index is at or above its respective coupon threshold level on the related observation date. If payable, the contingent quarterly coupon will be an amount in cash per stated principal amount corresponding to a return of 9.50% per annum for each interest payment period for each applicable observation date.

If, on any observation date, the index closing value of any underlying index is less than its respective coupon threshold level, we will pay no coupon for the applicable quarterly period.  It is possible that any underlying index will remain below its respective coupon threshold level for extended periods of time or even throughout the entire 5-year term of the securities so that you will receive few or no contingent quarterly coupons.

Payment at maturity:

If the securities have not been automatically redeemed prior to maturity, the payment at maturity will be determined as follows:

If the final index value of each underlying index is greater than or equal to its respective downside threshold level, investors will receive the stated principal amount and, if the final index value of each underlying index is also greater than or equal to its respective coupon threshold level, the contingent quarterly coupon with respect to the final observation date.

If the final index value of any underlying index is less than its respective downside threshold level, investors will receive (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index. Under these circumstances, the payment at maturity will be less than 65% of the stated principal amount of the securities and could be zero.

Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement.
Estimated value on the pricing date:	$967.00 per security. See “Investment Summary” in the accompanying preliminary pricing supplement.
Commissions and issue price:	Price to public	Agent’s commissions	Proceeds to us(3)
Per security	$1,000	$25(1)
		$5(2)	$970
Total	$6,322,000	$189,660	$6,132,340

(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, Morgan Stanley & Co LLC., a fixed sales commission of $25 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5 for each security.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary pricing supplement.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information About the Securities” at the end of this document.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

The “Russell 2000® Index” is a trademark of FTSE Russell. The securities are not sponsored, endorsed, sold or promoted by FTSE Russell and FTSE Russell makes no representation regarding the advisability of investing in the securities.

The “MSCI Emerging Markets IndexSM” is a trademark of MSCI Inc. The securities are not sponsored, endorsed, sold or promoted by MSCI Inc and MSCI Inc makes no representation regarding the advisability of investing in the securities.

“EURO STOXX®” and “STOXX®” are registered trademarks of STOXX Limited. The securities are not sponsored, endorsed, sold or promoted by STOXX Limited and STOXX Limited makes no representation regarding the advisability of investing in the securities.

Preliminary Terms No. 1,642 dated June 20, 2017

Product Supplement for Auto-Callable Securities dated February 29, 2016     Index Supplement dated January 30, 2017    Prospectus dated February 16, 2016

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Morgan Stanley Finance LLC

Contingent Income Auto-Callable Securities due July 6, 2022

All Payments on the Securities Based on the Worst Performing of the Russell 2000® Index, the MSCI Emerging Markets IndexSM and the EURO STOXX 50® Index

Principal at Risk Securities

Terms continued from previous page:
Early redemption:

The securities are not subject to automatic early redemption until six months after the original issue date. Following this initial 6-month non-call period, if, on any redemption determination date, beginning on December 28, 2017, the index closing value of each underlying index is greater than or equal to its respective initial index value, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the index closing value of any underlying index is below the respective initial index value for such underlying index on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to the stated principal amount for each security you hold plus the contingent quarterly coupon with respect to the related observation date.
Redemption determination dates:	Quarterly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” below, subject to postponement for non-index business days and certain market disruption events.
Early redemption dates:	Beginning on January 3, 2018, quarterly. See “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” below. If any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day
Downside threshold level:

With respect to the RTY Index: 919,983, which is approximately 65% of its initial index value

With respect to the MXEF Index: 657.02, which is 65% of its initial index value

With respect to the SX5E Index: 2,237.222, which is 65% of its initial index value

Coupon threshold level:

With respect to the RTY Index: 1,061.519, which is approximately 75% of its initial index value

With respect to the MXEF Index: 758.10, which is 75% of its initial index value

With respect to the SX5E Index: 2,581.41, which is 75% of its initial index value

Initial index value:

With respect to the RTY Index: 1,415.359, which is its index closing value on the pricing date

With respect to the MXEF Index: 1,010.80, which is its index closing value on the pricing date

With respect to the SX5E Index: 3,441.88, which is its index closing value on the pricing date

Final index value:	With respect to each index, the respective index closing value on the final observation date
Worst performing underlying:	The underlying index with the largest percentage decrease from the respective initial index value to the respective final index value
Index performance factor:	Final index value divided by the initial index value
Coupon payment dates:	Quarterly, beginning October 4, 2017, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” below; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day; provided further that the contingent quarterly coupon, if any, with respect to the final observation date will be paid on the maturity date
Observation dates:	Quarterly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” below, subject to postponement for non-index business days and certain market disruption events. We also refer to the observation date immediately prior to the scheduled maturity date as the final observation date.
CUSIP / ISIN:	61768CLR6 / US61768CLR69
Listing:	The securities will not be listed on any securities exchange.

Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates

Observation Dates / Redemption Determination Dates	Coupon Payment Dates / Early Redemption Dates
*9/29/2017	*10/4/2017
12/28/2017	1/3/2018
3/29/2018	4/5/2018
6/29/2018	7/5/2018
9/28/2018	10/3/2018
12/28/2018	1/3/2019
3/29/2019	4/3/2019
6/28/2019	7/3/2019
9/30/2019	10/3/2019
12/30/2019	1/3/2020
3/30/2020	4/2/2020
6/30/2020	7/6/2020
9/30/2020	10/5/2020
12/30/2020	1/5/2021
3/30/2021	4/6/2021
6/30/2021	7/6/2021
9/30/2021	10/5/2021
12/30/2021	1/5/2022
3/30/2022	4/4/2022
6/30/2022 (final observation date)	7/6/2022 (maturity date)

* The securities are not subject to automatic early redemption until the second coupon payment date, which is January 3, 2018.

June 2017	Page 2